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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **April, 2006**

Commission File Number **29606**

SHARPE RESOURCES CORPORATION
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-4009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Sharpe Resources Corporation
	(Registrant)
Date:___April 30, 2006___	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (05-06)

Sharpe Resources Corporation
(Continued under the New Brunswick Business Corporation Act)

(Expressed in United States Dollars)
Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

March 10, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Sharpe Resources Corporation

We have audited the consolidated balance sheets of Sharpe Resources Corporation, as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

"McCarney Greenwood LLP"

Toronto, Canada   McCarney Greenwood LLP
                                                                    Chartered Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated March 10, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

"McCarney Greenwood LLP"

Toronto, Canada   McCarney Greenwood LLP
                                                                    Chartered Accountants

SHARPE RESOURCES CORPORATION

Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	
	2005	**2004**
Assets		
Current assets		
Cash	$ 339,570	$ 34,557
Trade and sundry receivables	-	19,620
Due from related parties (Note 6)	21,547	21,547
Inventory (Note 8)	-	5,760
	361,117	81,484
Option to acquire mineral property (Note 1)	78,125	78,125
	$ 439,242	$ 159,609
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	$ 82,896	$ 96,935
Due to related parties (Note 6)	156,129	76,515
Loan claims (Note 3)	587,369	-
	826,394	173,450
Loan claims (Note 3)	-	664,533
Future site restoration and abandonment obligation (Note 8)	-	13,500
	826,394	851,483
Capital Stock and Deficit		
Share capital (Note 4(b))	10,999,986	10,999,986
Contributed surplus (Note 4(d))	33,144	17,660
Deficit	(11,420,282)	(11,709,520)
	(387,152)	(691,874)
	$ 439,242	$ 159,609

Approved by the Board   "Roland M. Larsen"   **Director**   "Kimberly L. Koerner"   **Director**

SHARPE RESOURCES CORPORATION

Consolidated Statements of Operations and Deficit

(Expressed in United States Dollars)

		Years ended December 31,			
		2005	**2004**	**2003**	
Petroleum and natural gas revenue	$	17,644	$ 108,998	$ 159,527	
Operating and administrative expenses					
Operating		5,648	202,395	235,978	
General and administrative		95,487	72,891	75,235	
Depletion, depreciation and amortization		-	-	15,366	
Stock-option compensation (Note 4(d))		15,484	-	17,660	
Interest on advance		2,040	2,040	2,040	
Interest on loan claims		26,067	26,581	26,623	
		144,726	303,907	372,902	
Loss before the following:		(127,082)	(194,909)	(213,375)	
Gain on disposal of petroleum and natural gas properties (Note 8)		416,320	-	189,727	
Gain on disposal of capital asset		-	-	10,000	
Net income (loss) before income taxes		289,238	(194,909)	(13,648)	
Income taxes (Note 5)		-	-	-	
Net income (loss)		289,238	(194,909)	(13,648)	
DEFICIT, beginning of year		(11,709,520)	(11,514,611)	(11,500,963)	
DEFICIT, end of year		$(11,420,282)	$(11,709,520)	$(11,514,611)	
Income (loss) per common share (Note 4(f))					
Basic	$	0.01	$ (0.01)	$ -	
Diluted	$	0.01	$ (0.01)	$ -	

SHARPE RESOURCES CORPORATION

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

		Years ended December 31,			
		2005	**2004**	**2003**	
Increase (decrease) in cash					
Cash flows from operating activities					
Net income (loss)	$	289,238	$ (194,909)	$	(13,648)
Operating items not involving cash:					
Depreciation, depletion and amortization		-	-		15,366
Stock-option compensation (Note 4(d))		15,484	-		17,660
Gain on disposal of petroleum and natural gas properties		(416,320)	-		(189,727)
Gain on disposal of capital asset		-	-		(10,000)
Changes in non-cash working capital (Note 7)		(2,579)	123,808		(73,821)
Cash flows (used in) operating activities		(114,177)	(71,101)		(254,170)
Cash flows from financing activities					
Repayment of loan claims		587,369	-		-
Advances to/from related parties		79,614	43,427	43,156	
Cash flows used in financing activities		666,983	43,427		43,156
Cash flows from investing activities					
Proceeds on disposal of oil and gas properties		416,740	-		189,727
Proceeds on disposal of capital assets		-	-		10,000
Cash flows from investing activities		416,740	-		199,727
Increase (decrease) in cash during the year		969,546	(27,674)		(11,287)
Cash, beginning of year		34,557	62,231		73,518
Cash, end of year	$	1,004,103	$ 34,557	$	62,231

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

Years ended December 31, 2005, 2004 and 2003

1. Nature of operations and going concern

Sharpe Resources Corporation (the "Company") is a publicly held company, engaged primarily in the exploration for production of petroleum and natural gas properties through its wholly-owned subsidiary, Sharpe Energy Company ("Sharpe Energy"), in a single cost centre being the United States. The Company is continued under the New Brunswick Business Corporation Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

In August 1999, Sharpe Energy was forced to voluntarily seek Chapter 11 reorganization under the United States Bankruptcy Code and on March 27, 2000, Sharpe Energy's second plan of reorganization ("the Chapter 11 Plan") was confirmed under which the Company recorded a gain on settlement of debt of $1,313,900 in 2000. At December 31, 2005, 2004 and 2003 the Company still has outstanding debt under the Chapter 11 Plan, the details of which are described in Note 3.

As of September 15, 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western US. Sharpe has purchased an option (the "Option") from Royal Standard Minerals Inc. ("RSM") to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of CDN $100,000 (US $78,125). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

RSM and the Company are related parties under common management and have common directors.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. Summary of significant accounting policies

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities and at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting policies are as follows:

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 12.

(a) Consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Sharpe Energy. All significant intercompany balances and transactions have been eliminated upon consolidation.

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

Years ended December 31, 2005, 2004 and 2003

(b) Joint operations
The Company conducts substantially all of its petroleum and natural gas exploration and production activities jointly with others. The consolidated financial statements reflect only the Company's interest in such activities.

(c) Revenue recognition
Revenue from the sale of petroleum and natural gas is recognized upon the passage of title, net of royalties and net profits interests. Gains or losses from the sale of assets is recognized when sold.

(d) Inventory
Inventory is carried at the lower of average cost and net realizable value.

(e) Petroleum and natural gas properties
Capitalized costs

The Company follows the full-cost method of accounting for its petroleum and natural gas operations. Under this method all costs related to the exploration of and development of petroleum and natural gas resources are capitalized. Costs include lease acquisitions, geological and geophysical expenses, delay rentals and costs of drilling both productive and non-productive wells. Proceeds from the disposal of properties are applied against capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion and depreciation.

Depletion and depreciation

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proved petroleum and natural gas reserves. The costs of significant undeveloped properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude petroleum.

Ceiling Test

The Company uses the full cost method of accounting for oil and gas activities. The method requires a detailed impairment calculation when events or circumstances indicate a potential impairment of the carrying amount of oil and gas assets may have occurred, but at least annually. An impairment loss is recognized when the carrying amount of a cost centre is not recoverable and exceeds its fair value. The carrying amount is assessed to be recoverable when the sum of the undiscounted cash flows expected from proved reserves plus the cost of the unproved interest, net of impairments, exceeds the carrying amount of the cost centre. When the carrying amount is assessed not to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows from proved and probable reserves plus the cost of unproved interest, net of impairments, of the cost centre. The cash flows are estimated using expected future product prices and cost and are discounted using a risk-free interest rate.

Future site restoration and abandonment costs

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit of production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

Years ended December 31, 2005, 2004 and 2003

(f) Mining interests

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into commercial production. The cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

The recorded book value of mining properties is not intended to reflect their present or future value. Should a mining property become impaired as evidenced by unfavourable exploration results, or a decision to discontinue further work, the acquisition cost and related deferred exploration and development expenditures will be expensed.

(g) Stock-based compensation

The Company has adopted the recognition of stock compensation expense for grants of options to officers, directors and employees in the financial statements based on the estimated fair value at the grant date for options granted after September 1, 2003. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively.

(h) Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributed to the difference between the financial statement carrying values and their respective income tax bases. Future income tax assets and liabilities are measured using substantially enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

(i) Foreign currency translation

The Company uses the United States Dollar as its reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiary are considered to be of an integrated nature.

Monetary assets and liabilities of the parent Company denominated in Canadian funds are translated into United States funds at year end rates of exchange. Other assets, liabilities and share capital of the parent Company are translated at historical rates. Revenues and expenses of the parent Company are translated at the average exchange rate for the period. Gains and losses on foreign exchange are recorded in operations in the current period.

3. **Loan claims**

	2005	2004	2003
Unsecured vendor loan claims	$ 587,369	$ 664,533	$ 664,533

Pursuant to the Chapter 11 Plan, agreed unsecured vendor loan claims were paid a 10% cash payment. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates are fully redeemable in 2006. At the discretion of the Company, the certificates can be redeemed, all or in part, at a discount based upon the time of redemption. The amount outstanding has been classified as a current liability given the redemption feature and the dividend payments are reflected as interest expense.

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

Years ended December 31, 2005, 2004 and 2003

4.   Share Capital

(a) Authorized
Unlimited common shares without par value

(b) Issued and outstanding

	Shares		Amount
Balance, December 31, 2002 and 2003	33,184,803	$	10,921,861
Shares issued for mineral property (Note 1)	2,000,000		78,125
Balance, December 31, 2004 and 2005	35,184,803	$	10,999,986

(c) Warrants

The following table sets out the warrant activity for each of the years ended December 31, 2005, 2004 and 2003 are as follows:

	Number of warrants	Value of warrants	
Balance, December 31, 2002 and 2003	500,000	$	-
Expired/cancelled	(500,000)		-
Balance, December 31, 2004 and 2005	-	$	-

Warrants to acquire 500,000 common shares of the Company at a price of CDN $1.00 per common share until May 12, 2004 expired on May 12, 2004.

(d) Stock options

The Company grants stock options to its directors and officers for the purchase of common shares. These options are valid for a maximum of 5 years from the date of issue. Vesting terms and conditions are determined by the Board of Directors at the time of the grant. The exercise price of each option equals the market price prevailing at the date of the grant. The changes in stock options for each of the years ended December 31, 2005, 2004 and 2003 are as follows:

	Number of Stock Options	Weighted Average Exercise Price (CDN$)	
Balance, December 31, 2002	2,039,000	$	0.11
Options granted	1,431,000		0.10
Expired/cancelled	(220,000)		0.12
Balance, December 31, 2003 and 2004	3,250,000		0.10
Options granted	480,000		0.10
Expired/cancelled	(219,000)		0.15
Balance, December 31, 2005	3,511,000	$	0.10

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

Years ended December 31, 2005, 2004 and 2003

4.   Share Capital (continued)

(d) Stock options (continued)

A summary of the stock options outstanding is as follows:

Exercise price per share (CDN$)	Expiry date	Black-Scholes Value	Number of stock options outstanding at December 31,		
			2005	2004	2003
$ 0.10	May 16, 2010	$ 15,484	480,000	-	-
0.10	May 8, 2008	17,660	1,431,000	1,431,000	1,431,000
0.10	May 13, 2007	-	1,000,000	1,000,000	1,000,000
0.10	May 8, 2007	-	600,000	600,000	600,000
0.15	May 4, 2005	-	-	219,000	219,000
		$ 33,144	3,511,000	3,250,000	3,250,000

On May 16, 2005 the Corporation issued 480,000 stock options to directors of the Corporation to purchase common shares at a price of CDN $0.10 per share until May 16, 2010. The fair value of these stock options was estimated at $15,484 using the Black-Scholes option pricing model using the assumptions disclosed below in Note 4(e). As at December 31, 2005, the stock-options that expire on May 8, 2008 are fully vested and therefore were expensed in a prior period. The stock-options that were issued during the year are fully vested, accordingly $15,484 of stock-option expense has been reflected in the statement of operations and deficit with respect to these stock options.

(e) Contributed surplus adjustment and stock-option compensation

The fair value of the stock options were estimated using the Black-Scholes option pricing model based on the following assumptions:

	2005	2004	2003
Risk-free interest rate	3.58%	N/A	4.5%
Expected life of options	5 years	N/A	5 years
Annualized volatility	242%	N/A	93%
Dividend rate	0 %	N/A	0%
Estimated value	$15,484	N/A	$17,660

There was no change in contributed surplus in 2004. During 2005, stock-option expense of $15,484 was credited to contributed surplus.

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

Years ended December 31, 2005, 2004 and 2003

4.   Share Capital (continued)

(f) Basic and diluted income (loss) per share

The following table sets forth the computation of basic and diluted income (loss) per share:

	2005	2004	2003
Numerator:			
Income (loss) for the year	$ 289,238	$ (194,909)	$ (13,648)
Numerator for basic and diluted earnings (loss)			
per share	$ 289,238	$ (194,909)	$ (13,648)
Denominator:			
Weighted average number of common shares	35,184,803	33,782,063	33,184,803
Effect of dilutive securities:			
Stock options (i)	3,511,000	-	-
Denominator for basic and diluted earnings			
(loss) per share	38,695,803	33,782,063	33,184,803
Basic earnings (loss) per share	$ 0.01	$ (0.01)	$ 0.00
Diluted earnings (loss) per share	$ 0.01	$ (0.01)	$ 0.00

(i) The stock options were not included in the computation of diluted earnings (loss) per share for 2003 and 2004 as their inclusion would be anti-dilutive.

(ii) Sharpe Energy's preferred stock (Note 3), bearing quarterly dividend of 4% per annum has been excluded from the numerator, since the amount has been classified as debt and the dividend payments are reflected as interest expense.

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

Years ended December 31, 2005, 2004 and 2003

5.   Income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes. There are no future tax liabilities.

The following table reflects future income tax assets at December 31, 2005, 2004 and 2003.

	2005	**2004**	**2003**
Unclaimed non-capital losses	$ 819,386	$ 947,572	$ 1,034,486
Income tax value of capital assets over carrying value	21,894	19,620	18,676
Future site restoration costs not yet deductible	-	-	1,831
Unclaimed share issue costs	10,475	10,474	10,620
Excess petroleum tax basis over accounting value	71,867	68,725	65,523
	923,622	1,046,391	1,131,136
Valuation allowance	(923,622)	(1,046,391)	(1,131,136)
	$ -	$ -	$ -

The Company's actual income tax expense for each of the years ended is made up as follows:

	2005	**2004**	**2003**
Income (loss) before income taxes reflected in consolidated statements of operations	$ 289,238	$ (194,909)	$ (13,648)
Expected income tax expense (recovery)	104,473	(70,401)	(4,998)
Deductible share issue costs	(10,000)	(10,000)	(10,000)
Statutory rate difference - Canada/US (i)	-	(2,304)	(171)
(Utilization of tax pools against taxable income) taxable benefit not recognized	(94,473)	82,705	15,169
Income tax expense (recovery)	$ -	$ -	$ -

(i) The statutory rate difference between Canada and U.S. is 1.12%. This was computed using the combined tax rate of 36.12% (Federal tax rate of 22.12% and Ontario tax rate of 14%). The U.S. combined tax rate is 35% (U.S. top Federal tax rate of 35% and Texas State tax rate of 0%).

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

Years ended December 31, 2005, 2004 and 2003

5. Income taxes (continued)

Non-capital losses and resource pools

The Company has resource pools of approximately US $199,500 (CDN $232,000) consisting of Canadian Exploration Expenditures of US $133,900 (CDN $155,700) and Canadian Development Expenditures of US $65,600 (CDN $76,300) which can be used to reduce taxable income in future years. The Company also has non-capital losses carried forward of approximately US $2,274,100 (CDN $2,644,900) which can also be used to reduce taxable income in future years. No benefit from these amounts has been recorded in these financial statements. The non-capital losses will expire as follows;

2006	$ 338,200
2007	654,100
2008	890,100
2009	179,000
2010	150,200
2014	38,100
2015	24,400
	$ 2,274,100

6. Related party transactions not disclosed elsewhere

Transactions with related parties not disclosed elsewhere in these financial statements comprise:

	2005	**2004**	**2003**
Due from related party	$ 21,547	$ 21,547	$ 33,070
Due to related party	156,129	76,515	44,609

These amounts were both advanced to and are advanced from RSM. RSM and the Company are related by virtue of a common officer and director. Also included is a payment of $25,500 made from a director to the Company.

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

Years ended December 31, 2005, 2004 and 2003

7. Supplemental cash flow information

	2005	2004	2003
Changes in non-cash working capital:			
Trade and sundry receivables	$ -	$ (1,288)	$ (16,664)
Notes receivable	-	89,228	(69,528)
Inventory	-	910	11,867
Accounts payable and accrued liabilities	(2,579)	34,958	504
	$ (2,579)	$ 123,808	$ (73,821)
Operating activities	$ (2,579)	$ 123,808	$ (73,821)
Interest paid (note 3)	$ 13,291	$ 24,474	$ 28,663
Income taxes paid	$ -	$ -	$ -

8. Sale of oil and gas property

During the year, the Corporation sold its remaining 62% interest in West Thrifty, an oil and gas property in Brown County, Texas. All costs relating to the West Thrifty property were written-off in a prior year. Proceeds from the sale of the property, net of disposal fees, have been recorded as a realized gain on the sale. Inventory of $5,760 was included in this sale. An obligation for future site restoration and abandonment in the amount of $13,500 has been reversed in the current year as a result of the sale of the property, and has been included in the gain on disposition.

Sale price	$ 434,000
Inventory included in sale of property	(5,760)
Site restoration	(9,920)
Commission	(15,500)
Reversal of future site restoration and abandonment obligation	13,500
Gain on sale of property	$ 416,320

Sale price	$ 434,000
Settlement of payables	(17,260)
Net cash proceeds from sale	$ 416,740

- 14 -

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

Years ended December 31, 2005, 2004 and 2003

---

9. **Financial instruments**

   Fair Value
   At December 31, 2005 the Company's financial instruments consisted of cash, trade and sundry receivables, due from related parties, accounts payable and accrued liabilities, and due to related parties. The Company estimates that these short term financial instruments approximate their carrying values due to their short term maturities. The characteristics of the loan claims are detailed in Note 3.

10. **Segment information**

    The Company has one reportable business segment. Substantially all of the Company's assets are located in the United States except for small balances held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses necessary to maintain the Company's public company status.

11. **Subsequent events**
    On January 24, 2006 the Company completed a private placement of 8,796,200 units of the Company at CDN $0.05 per unit for gross proceeds of CDN $439,810. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant is exercisable for one year from closing at CDN $0.10 per share. The subscribers under the private placement are directors of the Company. The warrants were valued using the Black-Scholes option pricing model where the value was determined to be CDN $237,497. The following assumptions were used: dividend yield 0%, risk-free interest rate 3.83%, expected volatility 190% and an expected life of 1 year.

    The units are subject to a hold period which expires May 25, 2006.

12. **Differences between Canadian GAAP and U.S. GAAP**
    The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements, differ from US GAAP as follows:

    Under US GAAP, for purposes of the ceiling test, future net cash flows from proved reserves, discounted at 10 percent over the remaining productive life, plus the lower of cost or estimated fair market value of unproven properties, net of future taxes, must exceed the net book value of such properties, net of future taxes and estimated site restoration, or a write-down which is considered to be additional depletion, is required. Under Canadian GAAP, the ceiling test calculation is computed on an undiscounted basis and certain other future costs which are not considered under US GAAP, must be taken into consideration. The application of the US GAAP ceiling test in lieu of the Canadian GAAP ceiling test would not have changed the depletion recorded by the Company in 2005, 2004 and 2003.

    Under US GAAP the income tax calculation would be at enacted and not substantially enacted rates. There is no reportable difference from Canadian GAAP as no future income tax assets have been recognized.

    Recent accounting pronouncements --

    In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" (FASB 148), which provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the Statement amends the previous disclosure requirements of FASB 123 to require prominent disclosures about he method of accounting for stock-based employee compensation and the effect of the method used on reported financial results. The Company has adopted this statement in 2003.

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

Years ended December 31, 2005, 2004 and 2003

12.   Differences between Canadian GAAP and U.S. GAAP (continued)

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which provides guidance on the identification of variable interest entities, entities for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate its variable interest entities. In December 2003, the FASB issued modifications to FIN 46, resulting in multiple effective dates based on the nature and creation date of the VIE. The Company has determined that it does not have any VIE's which will require consolidation for US GAAP purposes.

On December 15, 2004, the FASB issued Statement No. 123 (Revised 2004), "Share-Based Payment" (FASB 123R). FASB 123R requires companies to calculate and record in the income statement the cost of equity instruments, such as stock options, awarded to employees for services rendered; pro-forma disclosure is no longer permitted. FASB 123R is required to be adopted in the first quarter of 2006. The Company's accounting for its stock option awards is already in substantial compliance with the provision of FASB 123R; the adoption of this standard is not expected to have a significant impact on the Company's financial statements.

In December 2004, the FASB issued Statement No. 153, "Exchanges of nonmonetary Assets an Amendment of APB Opinion No. 29, Accounting for nonmonetary Transactions" (FASB 153). FASB 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. FASB 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FASB 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on the Company's financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN47), which clarifies FASB Statement No. 143 ("Accounting for Asset Retirement Obligations") to define a conditional asset retirement obligation as a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are FIN47 was required to be adopted for calendar 2005 enterprises. The adoption of this standard had no effect on the Company's financial statements.

In April 2005, the FASB Staff issued FASB Staff Position No. FAS 19-1, "Accounting for Suspended Well Costs" (FSP FAS 19-1), which clarifies whether there are circumstances that would permit the continued capitalization of exploratory oil and gas well costs beyond one year, other than when additional exploration wells are necessary to justify major capital expenditures and those wells are under way or firmly planned for the near future. FSP FAS 19-1 is effective for the first reporting period beginning after April 4, 2005 and is not expected to have a significant impact on the Company's financial statements.